SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment ___)1

                           SEA PINES ASSOCIATES, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    811991942
                             ----------------------
                                 (CUSIP Number)

                  Juanita Weber Moorehead, CCA Industries, Inc.
               One James Center, 901 East Cary Street, Suite 1500
                     Richmond, Virginia 23219 (804) 643-4200
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



  --------------------------------------                                       -------------------------------------
           CUSIP No. 811991942                       SCHEDULE 13D                       Page 2 of 11 Pages
  --------------------------------------                                       -------------------------------------

--------------------------------------------------------------------------------------------------------------------
  1         NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Riverstone Group, LLC

--------------------------------------------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)      |_|
                                                                                   (b)      |X|

--------------------------------------------------------------------------------------------------------------------
  3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
  4         SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
            |_|

            Not Applicable
--------------------------------------------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Commonwealth of Virginia, United States of America
--------------------------------------------------------------------------------------------------------------------
         NUMBER OF          7       SOLE VOTING POWER

           SHARES                   958,000
                            ----------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
        BENEFICIALLY
                                    -0-
                            ----------------------------------------------------------------------------------------
       OWNED BY EACH        9       SOLE DISPOSITIVE POWER

         REPORTING                  958,000
                            ----------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
        PERSON WITH
                                    -0-
--------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            958,000
--------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                |_|
            Not Applicable
--------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.8%
--------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            00
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 11 Pages



  --------------------------------------                                       -------------------------------------
           CUSIP No. 811991942                       SCHEDULE 13D                       Page 3 of 11 Pages
  --------------------------------------                                       -------------------------------------

--------------------------------------------------------------------------------------------------------------------
  1         NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            William H. Goodwin, Jr.

--------------------------------------------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)      |_|
                                                                                   (b)      |X|

--------------------------------------------------------------------------------------------------------------------
  3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
  4         SOURCE OF FUNDS*

            00
--------------------------------------------------------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            |_|

            Not Applicable
--------------------------------------------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Commonwealth of Virginia, United States of America
--------------------------------------------------------------------------------------------------------------------
         NUMBER OF          7       SOLE VOTING POWER

           SHARES                   958,000
                            ----------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
        BENEFICIALLY
                                    -0-
                            ----------------------------------------------------------------------------------------
       OWNED BY EACH        9       SOLE DISPOSITIVE POWER

         REPORTING                  958,000
                            ----------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
        PERSON WITH
                                    -0-
--------------------------------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            958,000
--------------------------------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                |-|
            Not applicable
--------------------------------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.8%
--------------------------------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 11 Pages

                                  SCHEDULE 13D
                                       FOR
                           THE RIVERSTONE GROUP, LLLC

         This Schedule 13D is a joint filing of The Riverstone Group, LLC ("Riverstone"), and William H. Goodwin, Jr. ("Mr. Goodwin"), its Chairman of the Board, Chief Executive Officer and Chief Operating Officer, pursuant to an Agreement to Joint Filing of Schedule 13D dated December 26, 2002, which is attached hereto as Exhibit A and incorporated herein.

Item 1.           Security and Issuer

         This Schedule relates to the shares of Common Stock, no par value (the "Common Stock") of Sea Pines Associates, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 32 Greenwood Drive, Hilton Head Island, South Carolina 29928.

Item 2.           Identity and Background

         The Riverstone Group, LLC. Riverstone is a limited liability company organized on May 11, 1998 under the laws of the Commonwealth of Virginia. Riverstone was formed for the purpose of, and its principal business is, holding certain assets of the family of Mr. Goodwin. The address of its principal business and office is: 901 E. Cary Street, Suite 1500, Richmond, Virginia 23219.

         The members of Riverstone are William H. Goodwin, III; Molly G. Hardie; Matthew T. Goodwin; Sarah C. Goodwin; and Peter O. Goodwin. Riverstone has two classes of managers: officers and directors. William H. Goodwin, III, Molly G. Hardie, Matthew T. Goodwin, Mr. Goodwin and Alice T. Goodwin serve as directors (the "Directors"). Riverstone's officers (the "Officers") are: Mr. Goodwin, who serves as Chairman of the Board, Chief Executive Officer and Chief Operating Officer; and Beverley W. Armstrong, who serves as Vice President, Secretary and Treasurer.

         Riverstone has not, during the past five years, been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Officers  and  Directors.   Set  forth  below  is  certain   background
information with respect to the Directors and Officers of Riverstone:

         (a) The names of all of the Officers and Directors are set forth on Exhibit B, which is attached hereto and incorporated herein.

         (b) The business address of each Officer and Director is set forth on Exhibit B.

         (c) Certain occupation and employment information, if applicable, on each Officer and Director is set forth on Exhibit B.

         (d) During the past five years, no Officer or Director has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                               Page 4 of 11 Pages

         (e) None of the Officers or Directors have been during the past five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) All of the Officers and Directors are citizens of the United States of America.

Item 3.           Source and Amount of Funds and Other Consideration

         The shares of Common Stock held by Riverstone (the "Shares") were originally held by Norwood H. Davis, Jr. and L.F. Loree, III, co-successor trustees (the "Trustees") under an Irrevocable Trust Agreement dated November 12, 1986 by Mr. Goodwin, creating five separate trusts (the "Trusts") for the benefit of William Hunter Goodwin, III, Molly Shepard Goodwin, Matthew Tolley Goodwin, Sarah Camp Goodwin and Peter Overton Goodwin, respectively. The Trustees had acquired the Shares on behalf of the Trust with personal funds of the Trust in transactions described in a certain Schedule 13D of the Trustees, as amended, filed with the Securities and Exchange Commission. On December 31, 2000, the Trustees, on behalf of the Trust, transferred all of the Shares to Riverstone in exchange for membership interests therein, which were in turn transferred to the beneficiaries of the Trust.

Item 4.           Purpose of Transaction

         Riverstone acquired the Shares for investment purposes. Riverstone may acquire additional Shares from time to time in open market transactions.

         There are no plans or proposals that Riverstone, the Officers or the Directors may have that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                               Page 5 of 11 Pages

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

         Riverstone
         ----------

         (a) (i) At the time of the transfer of the Shares to Riverstone on December 31, 2000, Riverstone beneficially owned 958,000 Shares, or approximately 27.0% of all outstanding shares of the Common Stock.

                  (ii) As of the date of the filing of this Schedule, Riverstone beneficially owns 958,000 shares of Common Stock of the Issuer, which approximates 26.8% of all such shares outstanding.

         (b) Riverstone has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 958,000 Shares. Pursuant to its Board of Director's general authority to govern the affairs of Riverstone, Riverstone's Shares may be voted or disposed of at the discretion of a majority of a quorum of two-thirds of its Directors, who are identified in
Item 1 above. However, purusant to the operating agreement of Riverstone, the company's Chief Executive Officer, currently Mr. Goodwin, has the authority to act alone on behalf of Riverstone to (i) attend, act and vote at any meeting of security holders of any corporation or other business entity in which Riverstone may hold securities, which would include the Issuer and the Shares; and (ii) execute and deliver all appropriate deeds, mortgages, bonds, contracts or other instruments on behalf of Riverstone, which would include an instrument of transfer of the Shares.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

         William H. Goodwin, Jr.
         -----------------------

         (a) Mr. Goodwin, in his capacity as Chief Executive Officer of Riverstone, is deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to beneficially own the Shares beneficially owned by Riverstone, in the amounts and in the percentages of class described in this Item 5 in paragraph (a) under "Riverstone" above.

         (b) Mr. Goodwin possesses the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, the 958,000
Shares beneficially owned by Riverstone. Such power is subject to the overarching authority of Riverstone's Board of Directors. See paragraph (b) under "Riverstone" in this Item above.

         (c) Not applicable.

                               Page 6 of 11 Pages

         (d) Not applicable.

         (e) Not applicable.

         Other Officers and Directors

         (a)      DISCLAIMER OF BENEFICIAL OWNERSHIP

         Pursuant to Rule 13d-4 under the Exchange Act, each of the Officers and Directors other than Mr. Goodwin disclaims beneficial ownership, for the purposes of Regulation 13D under the Exchange Act, of any Shares of Common Stock held beneficially or otherwise by Riverstone. Each such Officer and Director declares that the filing of this statement shall not be construed as an admission that he or she is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

         No Officer or Director beneficially owns any shares of the Common Stock or any other equity securities of the Issuer, other than any such shares of Common Stock which may be imputed from such person's relationship with Riverstone. See "Disclaimer of Beneficial Ownership" in this Item 5 immediately above.

         (b) The Officers and Directors other than Mr. Goodwin do not possess the power to vote or to direct the vote or to dispose or to direct the disposition of, the Shares, which power is exercised solely by Mr. Goodwin. However, as described above, Mr. Goodwin's power to vote and dispose of the Shares is subject to the overarching authority of Riverstone's Board of Directors. See paragraphs (b) under "Riverstone" and "William H. Goodwin, Jr." in this Item above.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There exists no express contract, arrangement or understanding among Riverstone and its members, Directors or Officers with respect to the Shares, including but not limited to their voting and disposition. Riverstone's operating agreement provides for governance of the company generally. See Item 5, paragraph (b), under "Riverstone" above.

         Mr. Goodwin is the father of William H. Goodwin, III, Molly G. Hardie, Matthew T. Goodwin, Sarah C. Goodwin and Peter O. Goodwin. Alice T. Goodwin is the wife of Mr. Goodwin. Beverley W. Armstrong is a director and officer of certain businesses with which Mr. Goodwin and his family are associated.

Item 7.           Material to be Filed as Exhibits

         The following items are filed as exhibits to this Schedule:


                               Page 7 of 11 Pages

                                  EXHIBIT INDEX
                                  -------------



Exhibit                    Description                                   Page
-------                    -----------                                   ----


   A        Agreement   relating   to  the   filing  of  joint             10
            acquisition   statements   as   required  by  Rule
            13d-1(k)(1)  of the  Exchange  Act dated  December
            20, 2002

   B        Name, address and occupation/ employment                       11
            information regarding the Officers and Directors



                               Page 8 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


                                 THE RIVERSTONE GROUP, LLC


Date:  December 26, 2002         By:/s/ William H. Goodwin, Jr.
                                    -----------------------------------------
                                    William H. Goodwin, Jr., Chairman of the
                                    Board, Chief Executive Officer and Chief
                                    Operating Officer


                                    INDIVIDUALS:


Date:  December 26, 2002            /s/ William H. Goodwin, Jr.
                                    -----------------------------------------
                                    William H. Goodwin, Jr.





Attention: Intentional  misstatements  or omissions of fact  constitute  Federal criminal violations (see 18 U.S.C. 1001).


                               Page 9 of 11 Pages

                                    EXHIBIT A


                            Agreement to Joint Filing
                                 of Schedule 13D
                             Dated December 26, 2002



         We agree to jointly submit this Schedule 13D, and any subsequent amendments thereto, which is filed on behalf of The Riverstone Group, LLC and each of us individually.

                            THE RIVERSTONE GROUP, LLC


Date:  December 26, 2002         By:/s/ William H. Goodwin, Jr.
                                    -----------------------------------------
                                    William H. Goodwin, Jr., Chairman of the
                                    Board, Chief Executive Officer and Chief
                                    Operating Officer


Date:  December 26, 2002            /s/ William H. Goodwin, Jr.
                                    -----------------------------------------
                                    William H. Goodwin, Jr.






                               Page 10 of 11 Pages

                                    EXHIBIT B
                             OFFICERS AND DIRECTORS


                                                                                Principal Occupation/
     Name                                 Business Address                           Employment
     ----                                 ----------------                           ----------
William H. Goodwin, Jr.                 901 E. Cary Street, Suite 1500              Private Investor
                                        Richmond, Virginia  23219

Beverley W. Armstrong                   901 E. Cary Street, Suite 1500              Private Investor
                                        Richmond, Virginia  23219

William H. Goodwin, III                 901 E. Cary Street, Suite 1500              Private Investor
                                        Richmond, Virginia  23219

Molly G. Hardie                         901 E. Cary Street, Suite 1500                     N/A
                                        Richmond, Virginia  23219

Matthew T. Goodwin                      901 E. Cary Street, Suite 1500               Private Investor
                                        Richmond, Virginia  23219

Alice T. Goodwin                        901 E. Cary Street, Suite 1500                     N/A
                                        Richmond, Virginia  23219


                               Page 11 of 11 Pages